[Letterhead of Pall Corporation]

January 6, 2014

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:     Mr. W. John Cash, Branch Chief

Re:    Pall Corporation
Form 10-K for the Fiscal Year Ended July 31, 2013 filed September 10, 2013
Definitive Proxy on Form 14A filed October 30, 2013 (the “2013 Proxy Statement”)
Response Letter dated December 9, 2013
File No. 1-04311

Ladies and Gentlemen:
Reference is made to your letter dated December 19, 2013 (the “Comment Letter”) concerning the filings referenced above. The responses of Pall Corporation (the “Company” or “Pall”) to the comments of the Staff set forth in the Comment Letter are set forth below. We have included the comment immediately preceding our response thereto. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the 2013 Proxy Statement. Where relevant, we have indicated below the changes we intend to make to the corresponding disclosures in our future filings in response to the Staff’s comments.
Proxy Statement filed October 30, 2013
Executive Compensation, page 33
Grants of Plan-Based Awards for Fiscal Year 2013, page 53

Comment 1: [I]n third paragraph of your “Executive Incentive Bonus Plan” disclosure on page 40 you state, among other things, that each NEO has “a target bonus opportunity and a maximum bonus opportunity that is expressed as a percentage of base bay” and that these targets are benchmarked against the market data. Considering that you benchmark this element of compensation and that you express the target amount as a percentage of salary, disclosing the threshold and maximum amounts in your page 43 tabular disclosure would be material to an investor’s understanding of how you determined these levels of pay and how they correlate to a certain level of financial performance. To the extent applicable, please consider including the supplemental disclosure in response to this comment in your future filings.

Securities and Exchange Commission
Division of Corporation Finance

Response: In our response letter dated December 9, 2013, we provided the Staff with the “Fiscal Year 2013 Annual Incentive Targets” table (contained on page 43 of the 2013 Proxy Statement), revised to include the threshold and maximum expressed as a percentage of each NEO’s salary during the 2013 fiscal year. We will revise this table for forthcoming fiscal years to include this information.

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact me at (516) 801-9808.

Sincerely,

/s/ AKHIL JOHRI
Akhil Johri
Chief Financial Officer

cc:    Roya Behnia, General Counsel